

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 10, 2009

By U.S. Mail and Facsimile

Ms. XueZhu Xu
Chief Financial Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

> **Re:**   **Shiner International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-33960**

Dear Ms. Xu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 25
Dividend Policy, page 25

1.   Your dividend policy states that you have not paid any cash dividends on your common stock to date. However, your financial statements indicate that you have

paid or declared dividends in excess of $2.5 million in 2006 and 2007. Please clarify or revise your dividend policy as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 27

2.   In your discussion of revenue, you stated that increases of $4.9 million and $1.4 million were due to sales volume and unit sales prices of BOPP products, respectively, and $7.5 million was due to higher sales volumes of anti-counterfeit films. The total of these increases is greater than the total change in revenue of $8.8 million for the year ended December 31, 2008. Please supplementally tell us, what item(s) offset the increases you have disclosed.

3.   In future filings, please expand your discussion to explain and quantify the reasons for the increases in cost of goods sold from period-to-period, including identifying the raw materials and other costs drivers that significantly impact your period-to-period fluctuations.

4.   In future filings, please quantify the reasons you have identified for any significant changes in your selling expenses and general and administrative expenses from period-to-period. You should also ensure that you explain the majority of the increases or decreases in each line item.

5.   In note 12 to your financial statements, you provide required disclosures regarding your color printing and packaging segments. In future filings, please expand your MD&A to provide a discussion of the income statement line items that comprise your segments' measure of profit or loss and explain and quantify any material fluctuations from period-to-period. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Item 9A. Controls and Procedures, page 33
Disclosure Controls and Procedures, page 33

6.   It does not appear that you disclosed management's conclusion as to the effectiveness of your disclosure controls and procedures. Please amend your Form 10-K to provide the disclosures required by Item 307 of Regulation S-K.

7.   It appears that the second paragraph of this section, which references internal controls over financial reporting, should more appropriately be in the section titled, "Management's Annual Report on Internal Controls over Financial Reporting." Please revise your document accordingly or tell us why your presentation is appropriate.

Management's Annual Report on Internal Controls over Financial Reporting, page 34

8.   You were granted an extension to be compliant with Section 404 of Sarbanes-Oxley, pursuant to SEC Release No. 33-8760, "Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies", since you were considered to be a newly public company, having been a shell company prior to your reverse acquisition on July 23, 2007. As a result, you were not required to report on your internal control over financial reporting at December 31, 2007. However, you were required to fully comply with the internal control over financial reporting requirements at December 31, 2008, pursuant to the aforementioned release. In this regard, please amend your Form 10-K to remove the paragraph regarding the previous extension and to provide the disclosures required by Item 308T(a) of Regulation S-K.

Consolidated Financial Statements

Note 6 – Stockholders' Equity, page F-13
Stock Options, page F-14

9.   In future filings, please provide the disclosures required by paragraph A240(a) of SFAS 123(R).

Note 7 – Income Taxes, page F-15

10.   Please tell us how you have complied with the income tax disclosures required by SFAS 109.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief